UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Huami Corporation
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
American Depositary Shares (ADS), each representing
Four Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

44331K103
(CUSIP Number)

Jenny Chen/Yuanyuan Zhou
Suite 507, ICBC Tower, 3 Garden Road, Central, Hong Kong
852-25973166/25973133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44331K103	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3W Fund Management Limited This entity does not have an IRS identification number as it is a foreign entity.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	1. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 44331K103	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3W Fund Management LLC This entity does not have an IRS identification number as it is a foreign entity.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	1. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 44331K103	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wu, Weiwei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	1. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 44331K103	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3W Greater China Focus Fund 98-1154655
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	1. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 44331K103	13G	Page 6 of 11 Pages

Item 1.

(a)	Name of Issuer Huami Corporation

(b)	Address of Issuer’s Principal Executive Offices Building H8, No. 2800, Chuangxin Road Hefei, 230088 People’s Republic of China

Item 2.

(a)	Name of Person Filing 3W Fund Management Limited 3W Fund Management LLC 3W Greater China Focus Fund Wu, Weiwei

(b)
Address of the Principal Office or, if none, residence

3W Fund Management Limited
Wu, Weiwei

Suite 507, ICBC Tower
3 Garden Road
Central
Hong Kong

3W Fund Management LLC
3W Greater China Focus Fund

Floor 4, Willow House, Cricket Square
Grand Cayman KY1-9010
Cayman Islands

(c)	Citizenship 3W Fund Management Limited Hong Kong Wu, Weiwei People’s Republic of China 3W Fund Management LLC 3W Greater China Focus Fund Cayman Islands

CUSIP No. 44331K103	13G	Page 7 of 11 Pages

(d)	Title of Class of Securities American Depositary Shares, each convertible into four Class A Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP Number 44331K103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 44331K103	13G	Page 8 of 11 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

3W Fund Management Limited and 3W Fund Management LLC serve as investment adviser and investment manager, respectively to various private funds (the “Funds”), including the 3W Greater China Focus Fund, which now owns 0% of the outstanding Class A Ordinary Shares of the Huami Corporation (the “Shares”).  3W Fund Management Limited and 3W Fund Management LLC exercise investment and voting discretion on behalf of the Funds.  Wu, Weiwei directly owns voting stock of 3W Fund Management Limited and is an indirect owner of 3W Fund Management LLC.  Wu, Weiwei is deemed to control 3W Fund Management Limited and 3W Fund Management LLC. 3W Fund Management Limited, on behalf of the Funds, now owns 0% of outstanding Shares.
3W Fund Management Limited
3W Fund Management LLC
Wu, Weiwei

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 0.

3W Greater China Focus Fund

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒

CUSIP No. 44331K103	13G	Page 9 of 11 Pages

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 N/A

Item 8.  Identification and Classification of Members of the Group.

 N/A

Item 9.  Notice of Dissolution of Group.

 N/A

CUSIP No. 44331K103	13G	Page 10 of 11 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44331K103	13G	Page 11 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13/09/2018
Date

3W Fund Management Limited

By:	/s/ Wu, Weiwei
Name: Wu, Weiwei
Title: Director

13/09/2018
Date

3W Fund Management LLC

By:	/s/ Wu, Weiwei
Name: Wu, Weiwei
Title: Director

13/09/2018
Date

/s/ Wu, Weiwei
Wu, Weiwei

13/09/2018
Date

3W Greater China Focus Fund

By:	/s/ Wu, Weiwei
Name: Wu, Weiwei
Title: Director

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

13/09/2018
Date

3W Fund Management Limited

By:	/s/ Wu, Weiwei
Name: Wu, Weiwei
Title: Director

13/09/2018
Date

3W Fund Management LLC

By:	/s/ Wu, Weiwei
Name: Wu, Weiwei
Title: Director

13/09/2018
Date

/s/ Wu, Weiwei
Wu, Weiwei

13/09/2018
Date

3W Greater China Focus Fund

By:	/s/ Wu, Weiwei
Name: Wu, Weiwei
Title: Director